EXHIBIT 99.47

NEWS RELEASE	March 29, 2005

ACCLAIM ENERGY TRUST FILES

2004 STATEMENT OF RESERVES DATA; MD&A AND FINANCIALS

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust today filed with the securities regulatory authorities in Canada its Statement of Reserves Data for the year ended December 31, 2004, which includes the disclosure and reports relating to reserves data and other oil and gas information. The filing which is made on the System for Electronic Document Analysis and Retrieval (“SEDAR”) includes the statement of reserves data, dated as of December 31, 2004, the reports of its independent qualified reserves evaluator, Gilbert Laustsen Jung Associates Ltd (GLJ), and the related report of management and directors, all of which are included in the Trust’s annual information form dated March 24, 2005.

Acclaim also announces that it has filed the Management Discussion and Analysis and Audited Consolidated Financial Statements for the years ended December 31, 2004 and 2003. Acclaim previously announced its results for the Fourth Quarter 2004 and year ended December 31, 2004 in a press release dated March 10, 2005.

An electronic copy of these documents may be obtained on Acclaim’s SEDAR profile at www.sedar.com or on the Acclaim website at www.acclaimtrust.com.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
info@acclaimtrust.com
www.acclaimtrust.com